United  States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

January 14, 2009

Re:          Cardiome Pharma Corp.
Form 40-F for the Fiscal Year Ended December 31, 2007
File No. 000-29338

Ladies and Gentlemen,

Further to our telephone conversation with Ms. Sasha Parikh from the Division of Corporate Finance on January 7, 2009, we write to confirm that the disclosure of our revenue recognition policy in our 2008 and future Annual Financial Statements as well as future MD&As will be consistent with the policy wording disclosed in our Q3 2008 MD&A.  This wording was updated in our Q3 2008 MD&A to address your comment number 1 included in your letter to Mr. Curtis Sikorsky, Chief Financial Officer of the Company dated September 17, 2008.

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The Company hereby represents and acknowledges to the Staff the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•
the Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact us if you have any questions or comments with respect to this letter.

Sincerely,

/s/ Curtis Sikorsky
Curtis Sikorsky
Chief Financial Officer